Filed by: CONSOL Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Arch Resources, Inc.

Commission File Number: 001-13105

The following article was published on the S&P Global Commodity Insights website on November 6, 2024.

Arch-Consol tie-up could inspire more deals in the US coal sector – Consol CEO

Taylor Kuykendall•Commodity Insights

Wednesday, November 6, 2024 10:26 AM ET

A merger between Consol Energy Inc. and US coal heavyweight Arch Resources Inc. could spark further industry consolidation, Consol CEO Jimmy Brock told S&P Global Commodity Insights.

St. Louis-based Arch and Pennsylvania-based Consol announced on Aug. 21 that they would form Core Natural Resources, combining the former’s extensive metallurgical coal profile and the latter’s export-centered, mostly thermal coal operations.

Domestic business from electricity generators is quickly fading as the US retires coal-fired capacity, and companies are now pivoting to metallurgical coal used in steelmaking and export markets for coal.

Consolidation among US coal players has been “long overdue,” Brock said in a recent interview.

“We’ve been looking at it for seven years. Ever since we spun out in November of 2017, we’ve been looking at things to do,” Brock said. “We’ve looked at a lot of projects. At the end of the day, they just don’t get over the finish line, but this one made sense.”

Brock said he believes that it “certainly would be possible” to see more of his coal mining peers consolidate the industry even further.

“I think this merger will surprise a lot of folks,” Brock said. “But I think, in the end, it also will spark some thought processes moving forward for others.”

The two are not the only ones showing interest in consolidation. A registration statement filed with the US Securities Exchange Commission on Oct. 1 detailing the background of the deal showed at least four companies, not named in the filing, had engaged in M&A discussions with Arch in the past two years.

Arch previously attempted to combine with Peabody Energy Corp., but antitrust regulators rejected the deal over concerns the two entities would hold too much control of the Powder River Basin coal supply, which many power generators depend on as fuel. Since then, there has been little M&A activity in the sector.

“I think what probably prevented some of these in the past was egos. It’s hard for one CEO to say, I’ll move out of the way and do what’s best for the company,” Brock said. “Then the other part of it is valuations. ‘How far apart are we on valuations?”

Consol and Arch expect to complete their tie-up in the first quarter of 2025. Arch stockholders will receive 1.326 Consol shares for each Arch share owned. When the transaction closes, Arch stockholders will own 45% of Core Natural Resources and Consol stockholders will own 55%.

Confidence in merger as closing approaches

Brock said that he has been telling his employees that the merger will provide opportunities that neither company had as stand-alone entities.

“We are more confident than ever that the pending merger will create a global industry leader well-equipped to capitalize on promising market dynamics in both of its core lines of business — global metallurgical and high-rank seaborne thermal coal,” Arch CEO Paul Lang said in a statement Nov. 5.

The consolidation also diversifies logistics options, with Consol’s export facilities in Baltimore and Arch’s interest in a Virginia export facility.

“I’m pretty excited about it. We think Arch does some things better than we do. We think we probably do some things better than they do,” Brock said. “We think we can build a really nice company with nice products moving into the markets and do it safely, compliantly and with continuous improvements.”

Possible divestment in thermal

Arch operates some thermal coal assets, including the West Elk mine in Colorado, which produces higher-heat-content coal and has good access to export markets. Company executives said on the Nov. 5 earnings call that they were confident in the future of that mine and its place within Core Natural Resources.

However, Arch also owns the Black Thunder mine — one of the largest coal mines in the country — and the Coal Creek mine, both in the Powder River Basin. The company has been winding down operations at those mines, choosing to “harvest value and cash” from the low-margin mines and prepare them for an eventual closure.

Those mines are a “tougher discussion,” and Arch will continue exploring alternatives for the Powder River Basin mines, Lang said. “It has to be a clean exit and by that, I mean we will get out of it with no bonds, no permits, no leases, a truly clear exit.”

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect CONSOL’s and Arch’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the proposed transaction involving CONSOL and Arch, including future financial and operating results, CONSOL’s and Arch’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the proposed transaction, and other statements that are not historical facts, including estimates of coal reserves, estimates of future production, assumptions regarding future coal pricing, planned delivery of coal to markets and the associated costs, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite CONSOL and Arch stockholder approvals;

the risk that an event, change or other circumstance could give rise to the termination of the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk of delays in completing the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of CONSOL’s common stock or Arch’s common stock; the risk of litigation related to the proposed transaction; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the proposed transaction; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the dilution caused by CONSOL’s issuance of additional shares of its capital stock in connection with the proposed transaction; changes in coal prices, which may be caused by numerous factors, including changes in the domestic and foreign supply of and demand for coal and the domestic and foreign demand for steel and electricity; the volatility in commodity and capital equipment prices for coal mining operations; the presence or recoverability of estimated reserves; the ability to replace reserves; environmental and geological risks; mining and operating risks; the risks related to the availability, reliability and cost-effectiveness of transportation facilities and fluctuations in transportation costs; foreign currency, competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in CONSOL’s and Arch’s businesses.

All such factors are difficult to predict, are beyond CONSOL’s and Arch’s control, and are subject to additional risks and uncertainties, including those detailed in CONSOL’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at https://investors.consolenergy.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in Arch’s annual report on Form 10-K for the year ended December 31, 2023, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Arch’s website at https://investor.archrsc.com/sec-filings/ and on the SEC’s website at http://www.sec.gov.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither CONSOL nor Arch undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, CONSOL filed with the SEC on October 1, 2024 a registration statement on Form S-4 that includes a preliminary joint proxy statement of Arch and CONSOL and that also constitutes a prospectus of CONSOL. Each of Arch and CONSOL may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or registration statement or any other document that Arch or CONSOL may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of Arch and CONSOL. INVESTORS

AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCH, CONSOL AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents containing important information about Arch, CONSOL and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the registration statement and preliminary joint proxy statement/prospectus, definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by Arch may be obtained free of charge on Arch’s website at https://investor.archrsc.com/sec-filings/ or, alternatively, by directing a request by mail to Arch’s Corporate Secretary at One City Place Drive, Suite 300, St. Louis, Missouri, 63141. Copies of the registration statement, preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (if and when available) and other documents filed with the SEC by CONSOL may be obtained free of charge on CONSOL’s website at https://investors.consolenergy.com/sec-filings or, alternatively, by directing a request by mail to CONSOL’s Corporate Secretary at 275 Technology Drive, Suite 101, Canonsburg, Pennsylvania 15317.

Participants in the Solicitation

Arch, CONSOL and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Arch, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Arch’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2024, including under the headings “Executive Compensation,” “Director Compensation,” “Equity Compensation Plan Information,” and “Security Ownership of Directors and Executive Officers.” To the extent holdings of Arch common stock by the directors and executive officers of Arch have changed from the amounts of Arch common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Form 3 filed by George John Schuller on March 19, 2024; and the Forms 4 filed by Pamela Butcher on March 13, 2024, March 18, 2024, June 17, 2024 and September 16, 2024, James Chapman on March 11, 2024, Paul Demzik on March 5, 2024, John Eaves on March 8, 2024, Patrick Kriegshauser on March 18, 2024, June 17, 2024 and September 16, 2024, Holly Koeppel on March 18, 2024, June 17, 2024 and September 16, 2024, Richard Navarre on March 18, 2024, June 17, 2024 and September 16, 2024, George John Schuller on March 21, 2024, Peifang Zhang on March 18, 2024, June 17, 2024 and September 16, 2024, John Ziegler on March 8, 2024, John T. Drexler on October 15, 2024, Rosemary L. Klein on October 15, 2024, Deck Slone on October 15, 2024 and Matthew C. Giljum on October 15, 2024. Information about the directors and executive officers of CONSOL, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in CONSOL’s proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2024, including under the headings “Board of Directors and Compensation Information,” “Executive Compensation Information” and “Beneficial Ownership of Securities.” To the extent holdings of CONSOL common stock by the directors and executive officers of CONSOL have changed from the amounts of CONSOL common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by James Brock on May 24, 2024 and July 1, 2024, John Mills on May 9, 2024, Cassandra Chia-Wei Pan on May 9, 2024, Valli Perera on May 9, 2024, Joseph Platt on May 9, 2024 and John Rothka on March 8, 2024. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Arch or CONSOL using the sources indicated above.